



Richard Williams · 3rd

Passionate about using Data Analytics, and Business Intelligence to help others understand their business.

Utica, Michigan, United States · 500+ connections · **Contact info**

Populus Group

Featured



Cedarville SAFEClip

Ceadrville University PR Feature



AFCA Conference

AFCA Football Conference

Experience



Corporate Compliance Auditor II
Populus Group
Mar 2019 – Present · 1 yr 6 mos
Troy, MI

Trusted with the task of upholding our contractual and legal obligations with our clients. Specializing in the areas of:
- Business Intelligence (Tableau)
- Data Analytics
- PII
- Performance Auditing
- Performance Management
- I-9 compliance   ...**see mor**



COO / CFO (Co-Founder)
Mayfield Athletics
May 2016 – Mar 2019 · 2 yrs 11 mos
Detroit

We are a group of fiercely dedicated former athletes, parents, and fans of the game with a passion to make football safer for our own children, current players, and the players of tomorrow. Mayfield Athletics mission is "To engineer products that empower athletes to play the sport they love without fear of injury."   ...**see mor**



Senior Data and Reporting Analyst
Populus Group
Sep 2015 – Feb 2018 · 2 yrs 6 mos
Troy, MI

Responsible for facilitating the understanding of Company Data and using it to tell better stories to both our internal and external community. Utilized data to allow manager, directors, and executives to make better business decisions. Implemented Tableau BI company wide and migrated all company data visualizations to platform.

Marketing Manager and Website Admin.
Dennys Quality Automotive
Aug 2011 – Aug 2016 · 5 yrs 1 mo
Cedarville, OH
-Designed, partially coded, and published company website using Homestead services and Google GYBO.
-Purchased domain and sub-domain.
-Established Web Analytics using Real Tracker and Google Analytics.   **...see mor**

Recruiting Coordinator
Brightwing
Mar 2015 – Sep 2015 · 7 mos
Greater Detroit Area

Oversaw VMS recruiting team activities and set a vision for recruiting efforts.
-Managed all VMS recruiting activities, KPIs, and process flows.
-Oversaw team activity reporting through InsightSquared, ZeroChaos, Bull Horn, and Established KPIs to track.   **...see mor**

Show 5 more experiences ⌄

Education

Cedarville University
Bachelor of Business Administration (B.B.A.), Marketing
2007 – 2011
Activities and Societies: Student Center Activities Board, IBC: Company CEO, Summer Crew Team Leader

Studied Business Administration, concentration in Marketing:
-IBC Company CEO
-Study Abroad with Dublin Business School, Dublin Ireland
-Intern at Advanced Wetrooms, Dublin Ireland

-Business 2 Business Marketing
-Market Research

Dublin Business School

Bachelor of Business Administration (BBA), International Marketing
2010 – 2010
Activities and Societies: Study Abroad

Volunteer Experience

Youth Leader
Cornerstone Baptist Church
Aug 2012 – Aug 2016 • 4 yrs 1 mo
Children

Intern
Advanced Wetrooms
Jan 2010 • 1 mo

Study Abroad internship in wich i was responsible for:
Drafting press releases
Publishing Press Releases
Cold Calling
Market Research



